

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 11, 2011

<u>Via E-mail</u>
Patrick W. Keene
Chief Financial Officer
AEI Trust Advisors, Inc.
1300 Wells Fargo Place
Saint Paul, Minnesota 55101

> **Re: AEI Core Property Income Trust, Inc.**
> **Amendment No. 1 to Registration Statement on**
> **Form S-11**
> **Filed October 24, 2011**
> **File No. 333-176533**

Dear Mr. Keene:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your use of the term dividend throughout this document and your draft sales literature. Considering your ability to fund payments to shareholders from offering proceeds and/or debt, please revise to use the term distribution to refer to such payments.

<u>Cover Page of Prospectus</u>

2. We note your response to comment 5 of our letter dated September 23, 2011. Please include a more detailed risk factor that discusses the risk of dependence on your advisor and its affiliates in the Risk Factors section.

3.   Please include a summary risk factor here and with your sales literature that discloses that the payment of distributions is not guaranteed and that an investor could lose his or her entire investment.

Prospectus Summary, page 1

What is the experience of your sponsor and advisor?, page 5

4.   We note your response to comment 7. Please revise to clarify that your advisor "does not have substantial assets" with which to remedy any breach of fiduciary or contractual duties and to provide a cross reference to the disclosure of adverse experiences included in the prior performance summary.

How does this REIT differ from other non-traded REITs or limited partnerships?, page 6

5.   We note your response to comment 11. Please balance your disclosure and discuss that you will only accept redemption requests twice a year, while many others accept requests on at least a quarterly basis.

What payments will be made to your advisor and its affiliates?, page 12

6.   We note your disclosure here and on page 52 that acquisition expenses will include the reimbursement of personal costs for officers. In future filings, to the extent that your named executive officers' compensation is reimbursed by you, please include disclosure required by Item 402 of Regulation S-K.

Risk Factors, page 18

Although we will create a share repurchase program, the restrictions it contains could limit . . . , page 18

7.   Please revise this risk factor to also specifically disclose the frequency of when repurchases will be accepted each year.

Prior Performance Summary, page 57

8.   We note your response to comment 25. Please tell us why disclosure of your sponsor's experience from beyond the last 10 years is needed to make your other disclosure not misleading. Please refer to Item 8 of Industry Guide 5.

Adverse Business Developments, page 56

9.   If the tenant defaults occurred during the last 10 years, please revise to further describe those defaults and identify the programs that owned the properties subject to the tenant defaults.

Prior Performance Tables

Table I, page A-2

10.   Footnote (e) indicates that the fund's offering was not closed as of December 31, 2010. Please refer to instruction 1 to Table I of Industry Guide 5 and tell us your basis for including the fund in this table.

Sales Literature Submitted October 24, 2011

General

11.   In your sales literature, please only include photographs of specific buildings that are owned by prior programs and clearly indicate that the buildings displayed are not owned by the registrant but by affiliates of the registrant.

12.   When you discuss your repurchase program, please also disclose the following information:

- It is limited to 2% of the number of shares of common stock outstanding on December 31st of the previous calendar year; and

- The board of directors may amend, suspend or terminate the repurchase program at any time.

13.   When discussing distribution goals, please also clarify that distributions are not guaranteed.

AEI Core Property Income Trust Brochure

14.   Please include a risk factor that discloses the risk of dilution in the early stages of your program.

15.   Please include a risk factor that prior program performance is not indicative of future performance.

16.   In your "President's Message," please revise to clarify that you currently do not own any properties, but intend to own properties that are debt-free.

17.   We note your disclosure under "Our Assets" that "[c]orporate tenants in prior AEI programs include many of the companies below," (emphasis added). To the extent any of the companies listed have not been tenants in prior AEI programs, please explain why it is appropriate to include them in this disclosure. This comment also applies to the disclosure under "The Value of Commercial Real Estate."

18.   We note your statement that "[a]ll-cash property ownership can provide valuable investment diversification." Please revise to clarify that an investment in your shares is not the same as all-cash property ownership.

19.   Please balance your disclosure about your sponsor's track record to also disclose that prior programs have experienced adverse business developments.

Fact Sheet and Prospectus Transmittal Letter

20.   Please include risk factor disclosure.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Attorney-Advisor

cc: Thomas Martin, Esq.